Exhibit 99.1

MANNATECH, INCORPORATED AND SUBSIDIARIES
SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS
(in thousands)

		Additions
	Balance at Beginning of Year	Charged to Costs and Expenses	Charged to other Accounts	Deductions	Balance at End of Year
Year Ended December 31, 2019
Deducted from asset accounts:
Allowance for doubtful accounts	$770	82	—	(144)	$708
Allowance for obsolete inventories	$524	986	—	(636)	$874
Valuation allowance for deferred tax assets	$12,793	(418)	—	—	$12,375
Included in accrued expenses:
Reserve for sales returns	$76	1,068	—	(1,076)	$68
Year Ended December 31, 2020
Deducted from asset accounts:
Allowance for doubtful accounts	$708	208	—	(99)	$817
Allowance for obsolete inventories	$874	506	—	(909)	$471
Valuation allowance for deferred tax assets	$12,375	(442)	—	—	$11,933
Included in accrued expenses:
Reserve for sales returns	$68	1,033	—	(1,030)	$71